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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         Date of Report: June 23, 1999


                                BAAN COMPANY N.V.


                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                                       and
                         11911 Freedom Drive, Suite 300
                           Reston, Virginia USA 20190
                   (Addresses of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F   X         Form 40-F
                     ---                  ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                Yes                    No  X
                     ---                  ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                82-  N.A.
                     ---

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                                BAAN COMPANY N.V.
                                    FORM 6-K

     Baan Company N.V., a Netherlands corporation ("Baan Company"), issued two press releases dated May 26, 1999 and June 14, 1999, respectively (the "Press Releases"), announcing the promotion of Mary Coleman to the position of Chief Executive Officer and the nomination of Andrew Nash to its Board of Managing Directors.

     The Press Releases are attached as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K and are incorporated by reference herein. The foregoing summary of the Press Releases are qualified in their entirety by reference to the Press Releases.

     Any statements contained in the Press Releases that are not historical facts are forward-looking statements. In particular, statements using the words "will," "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Baan Company may be reviewed in Baan Company's public filings on Form 6-K and Form 20-F. Those documents are publicly on file with the U.S. Securities and Exchange Commission.

EXHIBIT NO.                               DESCRIPTION
   99.1         Press Release of Baan Company N.V. dated May 26, 1999.
   99.2         Press Release of Baan Company N.V. dated June 14, 1999.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      BAAN COMPANY N.V.



                                      By: /s/ Robert Goudie
                                         --------------------------------------
                                         Robert Goudie
                                         Senior Vice President, General Counsel
                                         and Secretary to the Board of Directors

Date:    June 23, 1999


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                                  EXHIBIT INDEX

Exhibit No.                             Description
-----------                             -----------
  99.1              Press Release of Baan Company N.V. dated May 26, 1999.
  99.2              Press Release of Baan Company N.V. dated June 14, 1999.


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